SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 2, 2006

Commission File No. 1-14838

_________________
Rhodia
(Name of Registrant)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle
92400 Courbevoie
France
(Address of Principal Executive Offices)
______________

Indicateby check mark whether the registrant files or will file annual reports under cover of Form20-F or Form 40-F:

Form 20-F: Form 40-F:

Indicateby check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Yes: No:

Indicateby check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Yes: No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: No:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________

Enclosures:	A press release dated March 1, 2006 announcing Rhodia’s annual results for 2005 and a results fact sheet of full year and Q4 2005 overview.

PRESS RELEASE

Paris – March 1, 2006

ANNUAL RESULTS

2005 CONFIRMS RHODIA’S RECOVERY MOMENTUM

•	Net sales(1) up 8.4% to €5,085 million, led by strong pricing power across all businesses

•	Recurring EBITDA(2) up 13.3% to €595 million, reflecting the impact of price increases and the delivery of fixed cost reduction objectives

•	Positive EBIT of €97 million, versus a €188 million loss in 2004

•	A net loss of €616 million, versus a loss of €641 million in 2004, primarily due to the consequences of divesting underperforming businesses, as well as restructuring costs and refinancing costs

•	Successful capital increase, consolidated net debt reduced by 11.3% to €2,089 million at year-end

•	Further refocusing of the portfolio on businesses where the Group holds global leadership positions; divestment of businesses where the Group holds weak or underperforming positions

•

UN registration of projects to reduce greenhouse gas emissions at plants in South Korea and Brazil. Rhodia announces today the first steps taken to maximize the value of the related emissions credits over time

Summary income statement

In € million, under IFRS	2004 before impact of discontinued operations	2004 after impact of discontinued operations	2005 after impact of discontinued operations	% Change
Net sales(1)	5,458	4,693	5,085	+ 8.4%
Recurring EBITDA(2)	573	525	595	+ 13.3%
Recurring EBITDA margin	10.5%	11.2%	11.7%	-
EBIT	(173)	(188)	97	-
Discontinued operations	0	(78)	(227)	-
Net income /(loss)	(641)	(641)	(616)	-

“2005 confirms the momentum of our operational recovery plan launched two years ago,” said Chief Executive Officer Jean-Pierre Clamadieu. “The Group’s strategy has now been clarified and our successful capital increase will enable us to continue improving our balance sheet and undertake a new phase in our development. We remain confident in our ability to meet our 2006 objectives under current market conditions.”

(1) Excluding other revenues
(2) Before restructuring, amortization and depreciation, other operating income and expense, and capital gains and losses on divestments

1.	Confirmed operational recovery momentum

Net sales(1) rose by 8.4% to €5,085 million from €4,693 million in 2004, as the 7.4% positive impact of the sharp price increases achieved in every business offset the higher cost of raw materials.

Recurring EBITDA(2) rose by 13.3% to €595 million, led by strong pricing power and the €113 million in savings achieved in 2005, in line with the fixed cost reduction target for the year. Recurring EBITDA margin increased to 11.7% from 10.5%* the year before. Fourth-quarter recurring EBITDA declined by 5.3%, mainly due to inventory drawdowns and the impact of natural disasters in the United States and Switzerland.

EBIT recovered to a positive €97 million for the year, from a €188 million loss in 2004, on the back of the improved recurring EBITDA(2) and a reduction in restructuring costs.

The financial result, a negative €436 million versus a negative €267 million in 2004, included €79 million related to refinancing transactions and a €67 million unrealized foreign exchange loss (versus an unrealized gain of €67 million in 2004). In addition, financial expenses now include the interest cost on pension obligations, amounting to €33 million in 2005, versus €36 million the year before.

The net loss for 2005 was €616 million versus a net loss of €641 million in 2004, despite an improved operating performance. This net loss results primarily from the impact of divesting non-strategic and unprofitable operations (€227 million), restructuring costs (€87 million) and refinancing costs (€79 million).

2.	Reduction in consolidated net debt after the successful capital increase

The Group continued to take a selective approach to capital expenditure, which amounted to €286 million for the year. In addition, programs to reduce inventory helped to improve further the ratio of working capital requirement to total sales, to 10.8% at year-end, compared with 12.5% at December 31, 2004.

Free cash flow(3) improved to a negative €148 million in 2005 including €106 million in restructuring costs, from a negative €241 million in 2004.

Refinancing transactions, coupled with the €604 million capital increase, helped to reduce the Group’s debt and lengthen its maturity. Consolidated net debt declined by €266 million during the year, to €2,089 million at December 31.

3.	Continued refocusing of the business portfolio

During the year, the Group continued to refocus its portfolio on businesses in which it holds global leadership positions, and which now represent two-thirds of its net sales. The Group has continued to divest non-strategic or unprofitable operations. A recent important step has been the signature of a letter of intent with Shasun Chemicals & Drugs Ltd with a view to selling the Pharma Solutions Enterprise’s custom synthesis business.

(1) Excluding other revenues
(2) Before restructuring, amortization and depreciation, other operating income and expense, and capital gains and losses on divestments
(3) Defined as “net cash provided by operating activities” minus “additions to property-plant and equipment” and minus “other capital investments”
* Before impact of discontinued operations

4.	Optimizing the value of greenhouse gas emission credits

The two projects launched under the Kyoto Protocol’s Clean Development Mechanism to reduce greenhouse gas emissions at the plants in Onsan, South Korea and Paulinia, Brazil have been registered by the Secretariat of the United Nations Framework Convention on Climate Control (UNFCCC). This will allow Rhodia to trade on the emissions credit market 11 to 13 million tonnes of Carbon Emission Receipts per year, starting in 2007. Today, the Group has announced the first measures to optimize the value of these emission credits in the best interests of Rhodia and its shareholders (see carbon emissions credits press release).

5.	Outlook

Market conditions remain satisfactory at the beginning of 2006, in an environment still shaped by volatile raw material and energy costs. Over the year, the Group will continue to implement its proactive strategy of raising prices and pursue its reorganization and restructuring programs, in line with its fixed cost reduction objectives.

Rhodia confirms its 2006 objectives:

»	A recurring EBITDA margin of at least 13%
»	A positive net income for 2006
»	A ratio of net debt to recurring EBITDA of less than 2.9 times

Looking further ahead, the Group, which is now well positioned to drive its future development, reaffirms its medium term objectives:

»	A recurring EBITDA margin of at least 15%*
»	A ratio of net debt to recurring EBITDA of less than 2.2* times

* Excluding CO2 credits from CDM projects

This press release and a detailed presentation of the 2005 results will be available at
www.rhodia.com as of 7:15 am.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained in this press release that are not historical facts are statements of future expectations and other forward-looking statements. These statements are based on our management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause our actual results, performance or events to differ materially from those anticipated by such statements. Factors that could cause such differences in our actual results include:

– changes in the competitive and regulatory framework in which we operate, in particular, increased competition in the specialty chemicals industry;

– changes in raw material prices, in particular, the price of oil and oil derivatives;

– changes in interest rates and currency exchange rates in currencies other than the euro, principally in U.S. dollars, Brazilian reals and U.S. dollar-influenced currencies;

– our ability to successfully conclude divestitures and restructuring transactions on a timely basis and terms that are commercially acceptable;

– our ability to introduce new products and to continue to develop our production process;

– customers and market concentration;

– risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability;

– changes in economic or technological trends;

– potential environmental claims, costs, liabilities or other obligations;

– if we are unsuccessful in obtaining tradable credits (CDM certificates) under the Clean Development Mechanism as established by the Kyoto Protocol, we note that the CDM processes and markets are new and are subject to risks, some of which may not yet be known; and

– general competitive and market factors on a global, regional and/or national basis.

Additional factors that might cause our future actual results to differ materially from our recent results or those projected in the forward-looking statements are set forth in “Item 3. Key Information—Risk Factors” included in our Form 20-F filed with the United States Securities and Exchange Commission (SEC) on May 5, 2005, as updated in our submissions to the SEC from time to time. We assume no obligation to update the forward-looking statements or such risk factors.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €5 billion in 2005 and employs around 19,500 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Lucia Dumas	+33 (0)1 53 56 64 84
Anne-Laurence de Villepin	+33 (0)1 53 56 64 04

Investor Relations
James Palmer	+33 (0)1 53 56 64 89

A. CONSOLIDATED INCOME STATEMENTS

	For the year ended December 31,

(in millions of euros)	2005	2004

Net sales	5 085	4 693

Other revenue	460	453

Cost of sales	(4 620)	(4 408)

Administrative and selling expenses	(574)	(513)

Research and development expenses	(124)	(138)

Restructuring costs	(87)	(169)

Goodwill impairment	-	(60)

Other operating income/(expenses)	(43)	(46)

Operating profit/(loss)	97	(188)

Financial income	127	121

Finance costs	(496)	(455)

Foreign exchange gains/(losses)	(67)	67

Share of profit/(Iosses) of associates	-	3

Loss before income tax	(339)	(452)

Income tax expense	(49)	(102)

Loss from continuing operations	(388)	(554)

Loss from discontinued operations	(227)	(78)

Net loss	(615)	(632)

Attributable to:

Equity holders of Rhodia SA	(616)	(641)

Minority interests	1	9

Loss per share from continuing operations (in euro) – basic and diluted	(0.60)	(1.19)
Weighted average number of shares before and after dilution	645 635 891	471 607 727

Loss per share from discontinued operations (in euro) – basic and diluted	(0.95)	(1.36)
Weighted average number of shares before and after dilution	645 635 891	471 607 727

B. CONSOLIDATED BALANCE SHEETS

Assets	At December 31,

(in millions of euros)	2005	2004

Property, plant & equipment	2 135	2 245

Goodwill	244	226

Other intangible assets	154	139
Investments in associates	4	3

Other non-current financial assets	164	226

Deferred tax assets	83	99

Non-current assets	2 784	2 938

Inventories	630	701

Income tax receivable	20	14

Trade and other receivables	1 188	1 260

Derivative financial instruments	42	36

Other current financial assets	5	5

Cash and cash equivalents	920	612

Assets classified as held for sale	57	-

Current assets	2 862	2 628

TOTAL ASSETS	5 646	5 566

Liabilities and shareholders’ equity	At December 31,

(in millions of euros)	2005	2004

Share capital	1 177	628

Additional paid-in capital	570	807

Other reserves	141	12

Deficit	(2 580	(1 993

Equity attributable to equity holders of Rhodia SA	(692)	(546)

Minority interests	26	25

Total equity	(666)	(521)

Borrowings	1 975	2 250

Retirement benefits and similar obligations	1 269	1 038

Provisions	297	216

Deferred tax liabilities	34	55

Other non-current liabilities	46	51

Non-current liabilities	3 621	3 610

Borrowings	1 039	721

Derivative financial instruments	14	49

Retirement benefits and similar obligations	81	74

Provisions	204	237

Income tax payable	31	38

Trade and other payables	1 271	1 358

Liabilities associated with assets classified as held for sale	51	-

Current liabilities	2 691	2 477

TOTAL EQUITY AND LIABILITIES	5 646	5 566

C. CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	For the year ended December 31,

(in millions of euros)	2005	2004

Currency translation differences and other movements	125	(9)

Gains / (losses) on cash flow hedges	4	(2)

Actuarial gains/(losses) on retirement benefits	(248)	(1)

Tax impact of items taken to equity	13	-

Net expense directly recognized in equity	(106)	(12)

Net loss	(615)	(632)

Total recognized income and expense	(721)	(644)

Attributable to:

Equity holders of Rhodia SA	(722)	(652)

Minority interests	1	8

D. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

			Other reserves

(in millions of euros)	Share capital	Additional paid-in capital	Cash flow hedge reserve	Translation reserve	Legal reserve	Deficit	Total	Minority interests	Total

At January 1, 2004	179	2 513	(7)	0	32	(3 058)	(341)	27	(314)

Appropriation of earnings		(1 706)				1 706	0		0

Share capital increase	449					(2)	447		447

Net loss						(641)	(641)	9	(632)

Income and expense directly recognized in equity			(2)	(11)		2	(11)	(1)	(12)

Acquisition of minority interests								(10)	(10)

At December 31, 2004	628	807	(9)	(11)	32	(1 993)	(546)	25	(521)

Appropriation of earnings		(264)				264	0		0

Share capital increase	549	27					576		576

Net loss						(616)	(616)	1	(615)

Income and expense directly recognized in equity			4	125		(235)	(106)		(106)

At December 31, 2005	1 177	570	(5)	114	32	(2 580)	(692)	26	(666)

E. CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,

(in millions of euros)	2005	2004

Net loss	(616)	(641)

Adjustments for :

Depreciation, amortization and impairment of long-term assets	518	750

Net increase/(decrease) in provisions and employee benefits	25	110

Net increase/(decrease) in financial provisions	133	103

Share of profit/(loss) of associates	-	65

Dividends received from associates	-	-

Other income and expense	(2)	7

Gain/(loss) on disposal of non-current assets	22	(258)

Income tax expense/(income)	20	60

Foreign exchange losses/(gains)	110	(91)

Cash flow from operating activities before changes in working capital	210	105

Changes in working capital

- (Increase)/decrease in inventories and work in progress	91	(52)

- (Increase)/decrease in trade and other receivables	62	74

- Increase/(decrease) in trade and other payables	(26)	(22)

- Increase/(decrease) in other current assets and liabilities	(199)	(98)

Net cash from operating activities	138	7

Purchases of property, plant and equipment	(254)	(221)

Purchases of other non-current assets	(32)	(27)

Proceeds on disposal of non-current assets	51	652

(Purchases of)/repayments of loans and financial investments	24	(107)

Net cash (used by) / from investing activities	(211)	297

Proceeds from issue of shares, net of costs	576	447
Dividends paid	-	-

New long-term borrowings, net of costs	1 228	980

Repayments of non-current borrowings, net of costs	(1 285	(987)

Net increase/(decrease) in current borrowings	(176)	(926)

Net cash (used by) / from financing activities	343	(486)

Effect of foreign exchange rate changes	38	(4)

Net increasel(decrease) in cash and cash equivalents	308	(186)

Cash and cash equivalents at the beginning of the year	612	798

Cash and cash equivalents at the end of the year	920	612

Results Fact Sheet: Full Year and Q4 2005 overview

(all figures are in € million after discontinued operations)

Income Statement

	Full Year			Q4

	2005	2004	Variation	2005	2004	Variation

Net Sales	5 085	4 693	8.4%	1 325	1 206	9.9%

Other revenues	460	453	1.6%	146	149	(2.0)%

Recurring EBITDA	595	525	13.3%	142	150	(5.3)%
Recurring EBITDA Margin *	11.7%	11.2%		10.7%	12.4%

Depreciation & Amortization	(368)	(498)		(101)	(255)
Other Gains and Losses	(43)	(46)		(35)	(48)
Restructuring Costs	(87)	(169)		(40)	(50)

EBIT	97	(188)		(34)	(203)

Equity Earnings in affiliates	0	3		0	4
Financial Results	(436)	(267)		(120)	(24)
Income tax	(49)	(102)		(9)	(39)
Discontinued Operations	(227)	(78)		(62)	(294)
Minority Interest	(1)	(9)		(1)	(3)

Net Income	(616)	(641)		(226)	(559)

	Net Sales			Recurring EBITDA			EBIT
	2005	2004	Evolution	2005	2004	Evolution	2005	2004

RHODIA	5 085	4 693	8,4%	595	525	13.3%	97	(188)
NOVECARE	935	928	0.8%	96	106	(9.4)%	53	72
SILCEA	810	748	8.3%	102	62	64.5%	20	(36)
COATIS	582	482	20.7%	26	15	73.3%	0	(25)
POLYAMIDE	1 749	1 558	12.3%	249	193	29.0%	132	70
ACETOW	410	395	3.8%	100	110	(9.1)%	65	74
ECO SERVICES	209	201	4.0%	57	57	0.0%	36	35
ORGANICS	349	337	3.6%	26	19	36.8%	4	(50)
RPS	172	176	(2.3)%	1	1	0.0%	(10)	(87)
CORPORATE & OTHERS	(131)	(132)	(0.8)%	(62)	(38)	63.2%	(203)	(241)

Impact of Discontinued operations

Impact on Income statement of discontinued operations			Of which RPS Custom Synthesis
	2005	2004		2005	2004

Net Sales	(314)	(765)	Net Sales	(49)	(54)
Recurring EBITDA	13	(48)	Recurring EBITDA	29	16
EBIT	215	(15)	EBIT	143	178
Others	12	93
Total impact	227	78
Reclassified Discontinued operations	(227)	(78)	Reclassified Discontinued operations	(143)	(178)

2006 Targets	Mid term Targets

Recurring EBITDA margin* › 13%	Recurring EBITDA margin* › 15%**
Positive Net Income	Net Debt / Recurring EBITDA ‹ 2.2x**
Net Debt / Recurring EBITDA ‹ 2.9x

* Calculated as recurring EBITDA / Net Sales
** Excluding CO2 credits from CDM projects

Results Fact Sheet: Full Year and Q4 2005 overview

Enterprise 2005 activity review (all figures are in € million after discontinued operations)

NOVECARE	•	Sustained pricing trends and fixed cost savings offset increased raw material costs
	•	Widespread launch of new products
	•	Continued weak volumes in phosphorus derivatives, and impact of hurricanes on oil field chemicals

SILCEA	•	Strong positive pricing trends
	•	Rare Earth fixed costs benefited from the transfer to China of upstream production
	•	Silicone volumes benefit from the industrial debottlenecking

COATIS	•	Strong end of year performance after some difficulties at Pont de Claix following major overhaul
	•	Price increase initiatives have been successful, more than offsetting raw material and energy costs

POLYAMIDE	•	Prices continue to offset raw material cost increases for the full year
	•	Favorable volume & pricing trends in engineering plastics & nylon intermediates
	•	Q4 squeeze effects only non nylon intermediates (adipic acid...)

ACETOW	•	Confirmed solid business position
	•	Negative currency effect

ECO SERVICES	•	Price increases allow pass through of increased natural gas costs

ORGANICS	•	Strong pricing power in diphenols and fragrance markets
	•	Restructuring delivers fixed costs savings
	•	Refocused and concentration on a reduced number of products

PHARMA SOLUTIONS excluding custom synthesis reclassified to discontinued operations	•	Catalogue products include aspirin, paracetamol, building blocks and fine chemicals
	•	Restructuring reduces fixed costs but temporarily impacts volumes
	•	Price increases offset raw material costs

	2004 Net Sales	Scope	Foreign Exchange onversion	Volume & mix	Selling Price*	2005 Net Sales

RHODIA	4 693	(14)	135	24	247	5 085
NOVECARE	928	(42)	2	(15)	62	935
SILCEA	748	(15)	8	37	32	810
COATIS	482	26	28	13	33	582
POLYAMIDE	1 558	16	95	(9)	89	1 749
ACETOW	395	4	8	7	(4)	410
ECO SERVICES	201	0	0	2	6	209
ORGANICS	337	3	1	(13)	21	349
RPS	176	(1)	1	(10)	6	172
CORPORATE & OTHERS	(132)	(5)	(8)	12	2	(131)

	2004 Recurring EBITDA	Scope	Foreign Exchange conversion	Volume & mix	Selling Price*	Raw materials & Energy	Fixed Costs	2005 Recurring EBITDA

RHODIA	525	(11)	21	22	232	(210)	16	595
NOVECARE	106	(3)	0	(7)	59	(57)	(2)	96
SILCEA	62	(4)	2	9	30	(15)	18	102
COATIS	15	(5)	4	23	30	(33)	(8)	26
POLYAMIDE	193	(4)	19	(8)	85	(60)	24	249
ACETOW	110	0	2	4	(4)	(17)	5	100
ECO SERVICES	57	(1)	0	0	5	(5)	1	57
ORGANICS	19	1	0	(8)	20	(15)	9	26
RPS	1	0	0	(7)	6	(7)	8	1
CORPORATE & OTHERS	(38)	5	(6)	16	1	(1)	(39)	(62)

*Including FX transaction effect

Results Fact Sheet: Full Year and Q4 2005 overview

Q4 2005 (all figures are in €million after discontinued operations)

	Q4 2004 Net Sales	Scope	Foreign Exchange conversion	Volume & mix	Selling Price*	Q4 2005 Net Sales

RHODIA	1 206	(18)	87	21	29	1 325
NOVECARE	241	(28)	14	3	12	242
SILCEA	187	(8)	7	(2)	17	201
COATIS	127	11	14	1	11	164
POLYAMIDE	425	4	41	6	(27)	449
ACETOW	97	1	5	4	2	109
ECO SERVICES	44	0	4	1	2	51
ORGANICS	80	0	3	5	7	95
RPS	42	2	1	(4)	5	46
CORPORATE & OTHERS	(37)	0	(2)	7	0	(32)

	Q4 2004 Recurring EBITDA	Scope	Foreign Exchange conversion	Volume & mix	Selling Price*	Raw materials & Energy	Fixed Costs	Q4 2005 Recurring EBITDA

RHODIA	150	(6)	13	1	27	(22)	(21)	142
NOVECARE	26	(6)	2	(2)	11	(10)	(1)	20
SILCEA	20	(4)	1	(3)	16	(4)	1	27
COATIS	10	(2)	2	7	10	(6)	(8)	13
POLYAMIDE	62	(9)	8	1	(26)	15	3	54
ACETOW	24	0	1	3	2	(9)	2	23
ECO SERVICES	9	0	2	1	1	(3)	0	10
ORGANICS	4	(1)	0	5	7	(3)	(9)	3
RPS	1	0	0	(5)	5	(1)	1	1
CORPORATE & OTHERS	(6)	16	(3)	(6)	1	(1)	(10)	(9)

*Including FX transaction effect

Results Fact Sheet: Full Year and Q4 2005 overview

2004 & 2005 Quarters restated after discontinued operations as at 31/12/05 in € million

€m	Q1 2005	Q1 2004	Q2 2005	Q2 2004	Q3 2005	Q3 2004	Q4 2005	Q4 2004	YTD 31/12/05	YTD 31/12/04

RHODIA
Sales-Products	1 238	1 107	1 309	1 195	1 213	1 185	1 325	1 206	5 085	4 693
Other revenues	140	120	94	103	80	81	146	149	460	453
Recurring EBITDA	170	133	165	135	118	107	142	150	595	525
% Sales	13.7%	12.0%	12.6%	11.3%	9.7%	9.0%	10.7%	12.4%	11.7%	11.2%
EBIT	75	27	40	(7)	16	(5)	(34)	(203)	97	(188)

NOVECARE
Sales-Products	228	225	239	232	226	230	242	241	935	928
Recurring EBITDA	28	30	28	26	20	24	20	26	96	106
% Sales	12.3%	13.3%	11.7%	11.2%	8.8%	10.4%	8.3%	10.8%	10.3%	11.4%
EBIT	19	20	20	32	4	0	10	20	53	72

SILCEA
Sales-Products	195	189	211	190	203	182	201	187	810	748
Recurring EBITDA	26	15	25	13	24	14	27	20	102	62
% Sales	13.3%	7.9%	11.8%	6.8%	11.8%	7.7%	13.4%	10.7%	12.6%	8.3%
EBIT	11	0	4	2	0	2	5	(40)	20	(36)

COATIS
Sales-Products	139	106	141	127	138	122	164	127	582	482
Recurring EBITDA	14	(2)	2	9	(3)	(2)	13	10	26	15
% Sales	10.1%	(1.9)%	1.4%	7.1%	(2.2)%	(1.6)%	7.9%	7.9%	4.5%	3.1%
EBIT	9	(6)	(3)	5	(9)	(5)	3	(19)	0	(25)

POLYAMIDES
Sales-Products	438	348	454	385	408	400	449	425	1 749	1 558
Recurring EBITDA	75	47	72	41	48	43	54	62	249	193
% Sales	17.1%	13.5%	15.9%	10.6%	11.8%	10.8%	12.0%	14.6%	14.2%	12.4%
EBIT	51	24	38	(4)	20	23	23	27	132	70

ECO SERVICES
Sales-Products	48	48	55	55	55	54	51	44	209	201
Recurring EBITDA	11	14	18	17	18	17	10	9	57	57
% Sales	22.9%	29.2%	32.7%	30.9%	32.7%	31.5%	19.6%	20.5%	27.3%	28.4%
EBIT	6	9	12	10	13	10	5	6	36	35

ACETOW
Sales-Products	92	94	105	100	104	104	109	97	410	395
Recurring EBITDA	23	28	27	30	27	28	23	24	100	110
% Sales	25.0%	29.8%	25.7%	30.0%	26.0%	26.9%	21.1%	24.7%	24.4%	27.8%
EBIT	15	19	18	21	18	19	14	15	65	74

RPS
Sales-Products	43	44	44	50	39	40	46	42	172	176
Recurring EBITDA	2	0	0	1	(2)	(1)	1	1	1	1
% Sales	4.7%	0.0%	0.0%	2.0%	(5.1)%	(2.5)%	2.2%	2.4%	0.6%	0.6%
EBIT	1	(3)	(4)	(9)	(4)	(5)	(3)	(70)	(10)	(87)

ORGANICS
Sales-Products	87	82	90	91	77	84	95	80	349	337
Recurring EBITDA	6	5	11	10	6	0	3	4	26	19
% Sales	6.9%	6.1%	12.2%	11.0%	7.8%	0.0%	3.2%	5.0%	7.4%	5.6%
EBIT	1	(16)	5	0	19	(24)	(21)	(10)	4	(50)

CORPORATE & OTHERS
Sales & intercompany sales eliminations	(32)	(29)	(30)	(35)	(37)	(31)	(32)	(37)	(131)	(132)
Recurring EBITDA	(15)	(4)	(18)	(12)	(20)	(16)	(9)	(6)	(62)	(38)
EBIT	(38)	(20)	(50)	(64)	(45)	(25)	(70)	(132)	(203)	(241)

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2006	RHODIA

	By:	/s/ Jean-Pierre Labroue
	Name:	Jean-Pierre Labroue
	Title:	General Counsel